Exhibit 12.1

Education Management LLC

Computation of Ratio to Earnings (Losses) to Fixed Charges (Unaudited)

(Dollars in Millions)

	For the Fiscal Year Ended June 30,					For the Nine Months Ended March 31,
	2008	2009	2010	2011	2012	2013
Computation of fixed charges
Interest expense	$156.5	$149.3	$115.8	$118.2	$109.3	$88.3
Amortization of debt issuance costs	7.7	7.8	8.1	6.5	1.1	5.0
Portion of rental expense representative of interest	27.1	30.8	35.8	39.4	39.3	30.8

Total fixed charges	$191.3	$187.9	$159.7	$164.1	$149.7	$124.1

Computation of earnings (losses)
Income (loss) before income taxes	$105.8	$165.4	$250.3	$369.4	$(1,529.2)	$(246.5)
Fixed charges per above	191.3	187.9	159.7	164.1	149.7	124.1

Total earnings (losses)	$297.1	$353.3	$410.0	$533.5	$(1,379.5)	$(122.4)

Ratio of earnings (losses) to fixed charges	1.6	1.9	2.6	3.3	(9.2)	(1.0)